UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

YuMe, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

98872B104
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON AVI CAPITAL YANKEE, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,003,560
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,003,560
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,560
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON AVI CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,433
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 72,433
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,433
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON AVI MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,075,993
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,075,993
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,075,993
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON AVI PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,646,593
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,646,593
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,646,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON JAMES A. DUNN, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,646,593
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,646,593
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,646,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON DARREN C. WALLIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,646,593
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,646,593
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,646,593
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98872B104

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”).  This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

As previously reported by the Reporting Persons, on October 2, 2015, following several months of constructive discussions with the Issuer regarding Board composition, corporate strategy and corporate governance, the Issuer appointed Derek T. Harrar, who was previously nominated by the Reporting Persons, to the Board as a Class III director with a term expiring at the Issuer’s 2016 Annual Meeting.

The Reporting Persons have been closely monitoring the recent events at the Issuer regarding the 2016 Annual Meeting, including the proxy solicitation by VIEX Capital Advisors, LLC and certain of its affiliates (collectively, “VIEX”) seeking the election of two director candidates to the Issuer’s Board and the approval of a non-binding proposal to eliminate the classification of the Board (the “Declassification Proposal”).  The Reporting Persons were extremely surprised and disappointed to learn that the Board is recommending that stockholders vote against the Declassification Proposal, especially after the Reporting Persons previously communicated their strong support for the Declassification Proposal to both management and the Board.

The Reporting Persons have come to the conclusion that management is unwilling to listen to stockholders and the Issuer would benefit from additional stockholder representation on the Board and improved corporate governance. To that end, the Reporting Persons strongly recommend that the Board avoid a costly and distracting proxy contest and instead work with VIEX to enhance the composition of the Board and improve the Issuer’s corporate governance.  The Reporting Persons note that while Mr. Harrar is one of the Issuer’s two directors up for election at the 2016 Annual Meeting, its confidence in management has deteriorated to such an extent that the Reporting Persons plan to support the upcoming vote on both VIEX’s two director candidates and the Declassification Proposal.

The Reporting Persons intend to continue to closely monitor developments relating to the Issuer’s 2016 Annual Meeting and may engage with the Issuer, VIEX and other stockholders in connection therewith.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 34,811,521 Shares outstanding, as of February 29, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 10, 2016.

A.	AVI Yankee

(a)	As of the close of business on March 29, 2016, AVI Yankee beneficially owned 3,003,560 Shares.

Percentage: Approximately 8.6%

CUSIP NO. 98872B104

(b)	1. Sole power to vote or direct vote: 3,003,560
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,003,560
4. Shared power to dispose or direct the disposition: 0

(c)	AVI Yankee has not entered into any transactions in the Shares during the past sixty days.

B.	AVI LP

(a)	As of the close of business on March 29, 2016, AVI LP beneficially owned 72,433 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 72,433
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 72,433
4. Shared power to dispose or direct the disposition: 0

(c)	AVI LP has not entered into any transactions in the Shares during the past sixty days.

C.           AVI Management

(a)	AVI Management, as the investment manager of each of AVI Yankee and AVI LP, may be deemed to beneficially own the 3,075,993 Shares owned in the aggregate by AVI Yankee and AVI LP.

Percentage: Approximately 8.8%

(b)	1. Sole power to vote or direct vote: 3,075,993
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,075,993
4. Shared power to dispose or direct the disposition: 0

(c)	AVI Management has not entered into any transactions in the Shares during the past sixty days.

D.	AVI Partners

(a)
As of the close of business on March 29, 2016, 570,600 Shares were held in the AVI Managed Account.  AVI Partners, as the general partner of each of AVI Yankee and AVI LP and the investment advisor of the AVI Managed Account, may be deemed to beneficially own the 3,646,593 Shares owned in the aggregate by AVI Yankee and AVI LP and held in the AVI Managed Account.

Percentage: Approximately 10.5%

CUSIP NO. 98872B104

(b)	1. Sole power to vote or direct vote: 3,646,593
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,646,593
4. Shared power to dispose or direct the disposition: 0

(c)	AVI Partners has not entered into any transactions in the Shares during the past sixty days.

E.	Messrs. Dunn and Wallis

(a)
Each of Messrs. Dunn and Wallis, as a managing partner of AVI Partners and a managing member of AVI Management, may be deemed to beneficially own the 3,646,593 Shares owned in the aggregate by AVI Yankee and AVI LP and held in the AVI Managed Account.

Percentage: Approximately 10.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,646,593
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,646,593

(c)	None of Messrs. Dunn or Wallis has entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 98872B104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2016	AVI CAPITAL YANKEE, LP

	By:	AVI Partners, LLC, its general partner

	By:	/s/ Darren C. Wallis
		Name:	Darren C. Wallis
		Title:	Managing Partner

AVI CAPITAL PARTNERS, LP

By:	AVI Partners, LLC, its general partner

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Partner

AVI MANAGEMENT, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Member

AVI PARTNERS, LLC

By:	/s/ Darren C. Wallis
	Name:	Darren C. Wallis
	Title:	Managing Partner

/s/ Darren C. Wallis
DARREN C. WALLIS Individually and as attorney-in-fact for James A. Dunn, Jr.